MIAMI DAYS CORP.

                            1504 Bay Road, Suite #924
                              Miami, Florida 33139
                               Tel. 1-786-222-7673
                         Email: office@miamidayscorp.com

January 22, 2013

VIA EDGAR

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Miami Days Corp.
    Amendment No.4 to
    Registration Statement on Form S-1
    Filed September 11, 2012
    File No. 333-183814


Dear Ms. Nguyen:

Miami Days Corp. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") Amendment No.4 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated January 16, 2013, with reference to the Company's registration statement on Form S-1 filed with the Commission on September 11, 2012, as amended on January 3, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

General

1. We note the September 1, 2012 and December 6, 2012 reference dates used throughout the prospectus. Please revise such references to refer to a more recent date.

Response:

We have revised the prospectus throughout to update the references.

Prospectus Summary, page 3

2. We note your disclosure in the fourth paragraph that as of December 6, 2012, you had cash on hand of $70.84 and that without any additional funding that you would run out of cash almost immediately during the month of December 2012. These references appear dated. Please revise to provide this information as of a more recent date and specifically address whether you have in fact run out of cash. If you currently have limited cash, also revise the fourth paragraph to disclose the consequences to you if you are unable to raise additional funding to continue your operations so that an investor may have a better understanding of your financial condition.

Response:

This section has been revised to state our current cash on hand, we have also described the consequences to the company if unable to raise additional funding to continue operations.

Please direct any further comments or questions you may have to us at office@miamidayscorp.com and to the Company's legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
(516) 887-8200 (917) 656-1173
fax: (516) 887-8250
david@dlubinassociates.com

Sincerely,


/s/ Bojan Didic
----------------------------
Bojan Didic, President